# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: QS Energy, Inc. (the "Company"), CIK 0001103795
CUSIP: 74736R106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 23902 FM 2978, Tomball, Texas (TX), 77375
Date of event which requires filing of this statement: 02/14/2025
Amends the filing with accession number 0001019687-13-001196
Filed by CIK 0001354002
Persons authorized to receive notices and communications: Katrina Foreman, 23902 FM 2978, Tomball, Texas (TX), 77375, 775.300.7647

## Reporting persons
- Kyte Cecil Bond (CIK 0001354002): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 48,504,583; shared voting power 0; sole dispositive power 48,504,583; shared dispositive power 0; aggregate amount beneficially owned 48,504,583 (10.33% of the class)
  Comment: This Amendment No.2 to Schedule 13D amends Amendment No.1 to Schedule 13D of Cecil Bond Kyte that was filed with the Securities and Exchange Commission on April 3, 2013.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: QS Energy, Inc. (the "Company")
Address of issuer's principal executive offices: 23902 FM 2978, Tomball, Texas (TX), 77375
Comment: This statement relates to the Company's common stock and stock options.

## Item 2. Identity and Background
Name of person filing: Cecil Bond Kyte
Residence or business address: 23902 FM 2978, Tomball, TX 77375
Present principal occupation or employment: The Reporting Person is a director, chairman of the board, chief executive officer, and chief financial officer of the Company. He is also a private investor in oil and gas exploration projects. Reporting Person is also the chief executive officer and chairman of the board of Rightscorp, Inc. located in Santa Monica, CA, and is also a commercial pilot (captain) for Envoy Airlines, Inc.
Criminal convictions in the last five years: n/a
Civil proceedings (securities laws) in the last five years: n/a
Citizenship: USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
6,435,000 shares of the 48,504,583 beneficial shares owned by Reporting Person reported in this Amendment No. 2 were acquired by Reporting Person in connection with his purchase of Issuer's Convertible Note in the principal amount of $128,700 for a purchase price of $117,000 and his conversion thereof to common stock at a price $0.02 per share on June 7, 2021. The source of funds used for the purchase was Reporting Person's personal funds.

31,536,250 of the 48,504,583 beneficial shares reported in this Amendment No. 2 were acquired by Reporting Person as follows: (i) grant of a stock option ("Employment Option") for 20,817,500 restricted shares of common stock of the Company, at an exercise price of $0.03 per share. The Employment Option vested on the grant thereof and expires 10 years from the date of grant. The Employment Option was granted to Reporting Person as equity compensation in connection with his Employment Agreement with Issuer, dated February 19, 2025, effective January 1, 2025, the effective date of grant; (ii) grant of an additional stock option ("Additional Option") for 3,500,000 restricted shares of common stock of the Company, at an exercise price of $0.15 per share. The Additional Option vested on the grant thereof and expires 10 years from the date of grant. The Additional Option was granted to Reporting Person as additional equity compensation in connection with his Employment Agreement with Issuer, dated February 19, 2025, effective January 1, 2025, the date of grant; (iii) grant of stock options ("Director Options") for 7,218,750 restricted shares of common stock of the Company granted as equity compensation for Reporting Person's services as a director of the Company at exercise prices ranging between $0.06 and $0.08 per share, all of which expire 10 years from the grants thereof.

## Item 4. Purpose of Transaction
Purpose of transaction:
See Item 3, above.

Reporting Person's acquisition of the 6,435,000 shares of common stock reported in Item 3 above were for investment purposes. Reporting Person's acquisition of the Employment Option, Additional Option, and Director Option reported in Item 3 above, were issued to Reporting Person as equity compensation for his services as CEO and CFO, and a director of the Company.

These derivative securities were acquired for investment purposes. Reporting Person from time to time intends to review his investment in QS Energy on the basis of various factors, including QS Energy's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for QS Energy's shares in particular, as well as other developments and other investment opportunities. Based upon such review, he will take such actions in the future as he may deem appropriate in light of the circumstances existing from time to time. If Reporting Person believes that further investment in QS Energy is attractive, whether because of the market price of shares or otherwise, he may acquire shares of common stock or other securities of QS Energy either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, he may determine to dispose of some or all of his shares currently owned or otherwise acquired either in the open market or in privately negotiated transactions.

Except as set forth in this Amendment No. 2, Reporting Person has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of QS Energy or the disposition of securities of QS Energy, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving QS Energy or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of QS Energy or any of its subsidiaries, (d) except for filling three current vacancies on the Board of Directors, any change in the present Board of Directors or management of QS Energy, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in QS Energy's capitalization or dividend policy of QS Energy, (f) any other material change in QS Energy's business or corporate structure, (g) any change in QS Energy's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of QS Energy by any person, (h) causing a class of QS Energy's securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of QS Energy becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Effective February 25, 2025, the Reporting Person was the beneficial owner of 48,504,583 shares of the Company's common stock, representing, on a beneficial ownership basis, 10.33% of the outstanding shares of the Company's common stock. The beneficial ownership of Reporting Person's shares includes, effective February 25, 2025, options to purchase 31,536,250 shares of the Company's common stock exercisable currently, and 16,968,333 shares of common stock owned by Reporting Person. Effective February 25, 2025, the Company's issued and outstanding shares of common stock was 437,811,908.
Number of shares as to which each person has sole or shared power to vote or dispose: Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of the shares reported in this Item 5 (a) above.
Transactions in the class effected during the past sixty days: The Reporting Person did not effect any transactions in the Company's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person's securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except for the Employment Agreement reported in Item 3, above, a copy of which was reported in and filed with Issuer's Form 8-K, filed with the Securities and Exchange Commission on February 21, 2025. The aforementioned Form 8-K is incorporated herein and by this reference made a part hereof.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Kyte Cecil Bond: /s/ Cecil Bond Kyte, Cecil Bond Kyte (02/27/2025)